Exhibit 99.1

Results of Asset Sale Offer to Purchase All Senior Secured Notes

On October 31, 2019, Ardagh Packaging Finance plc (“APF”) and Ardagh Holdings USA Inc. (“AHUSA” and, together with APF, the “Offerors”) commenced an offer to the holders of the following series of their Notes to repurchase for cash up to $860,248,503 (or the U.S Dollar Equivalent as defined in the Asset Sale Offer to Purchase) (the “Offer”) in the aggregate of their outstanding $715,000,000 aggregate principal amount 4.250% Senior Secured Notes due 2022 (the “2022 Notes”), their outstanding €750,000,000 aggregate principal amount 2.750% Senior Secured Notes due 2024 (the “2024 Notes”), their outstanding $500,000,000 aggregate principal amount 4.125% Senior Secured Notes due 2026 (the “2026 Dollar Notes”) and their outstanding €440,000,000 aggregate principal amount 2.125% Senior Secured Notes due 2026 (the “2026 Euro Notes”) (the 2022 Notes, the 2024 Notes, the 2026 Dollar Notes and the 2026 Euro Notes together, the “Notes”), together with accrued and unpaid interest up to but excluding the date of purchase.

Capitalized terms used in this announcement but not defined have the meanings given to them in the Offer.

Following the expiration of the Offer at 4 p.m. London time on November 28, 2019, notice is hereby given that the aggregate principal amount of Notes tendered for repurchase was as follows

2022 Notes: $19,655,000

2024 Notes: €9,303,000

2026 Euro Notes:€850,000

In accordance with the terms of the Offer, the Offerors have decided to accept in full for repurchase the amounts tendered above, being aggregate principal amounts of $19,655,000 of the 2022 Notes, €9,303,000 of the 2024 Notes and €850,000 of the 2026 Euro Notes.

The Offerors expect to pay the Offer Price together with accrued and unpaid interest up to but excluding the date of purchase on December 2, 2019. Holders of Notes that are purchased will not receive any future interest payments on such purchased Notes.

Ardagh Group S.A. (“Ardagh”) is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in
12 countries across three continents, employing over 16,000 people, with sales of $7bn.

MediaPat Walsh, Murray Consultants    +1 646 776 5918 / +353 87 2269345

pwalsh@murraygroup.ie

Investors:john.sheehan@ardaghgroup.com

Excess Proceeds Offer:Lucid Issuer Services Limited

+44 207 704 0880

ardagh@lucid-is.com

November 29, 2019

This press release contains statements that may constitute "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements specifically related to the intention to purchase Notes. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits Ardagh will derive therefrom.

Any forward looking statements made in this press release speak only as of the date hereof. Ardagh does not intend to publicly update or revise these forward looking statements to reflect events or circumstances after the date of this press release, and does not assume any responsibility to do so.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of the Offerors is John Sheehan, Corporate Development & Investor Relations Director.